UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)



                   WILSHIRE REAL ESTATE INVESTMENT TRUST INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   971892104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Andrew A. Wiederhorn
                   c/o Wilshire Financial Services Group Inc.
                             1776 SW Madison Street
                             Portland, Oregon 97205
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                    3/16/99
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

CUSIP No. 971892104            SCHEDULE 13D                    Page 2 of 8 Pages


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1    NAME OF REPORTING PERSONS                             Andrew W. Wiederhorn

     S.S. or I.R.S. IDENTIFICATION NO. OF
     ABOVE PERSONS                                       (Intentionally omitted)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                             N/A


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                        United States


--------------------------------------------------------------------------------
               7    SOLE VOTING POWER                            0

  NUMBER OF

   SHARES
               -----------------------------------------------------------------
               8    SHARED VOTING POWER                          600,689
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                       0

  REPORTING

   PERSON
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                     600,689
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

                                                                 600,689

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                 [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          5.2%



--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                   IN



--------------------------------------------------------------------------------

CUSIP No. 971892104               Schedule 13D                 Page 3 of 8 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS                               Tiffany Wiederhorn

     S.S. or I.R.S. IDENTIFICATION NO. OF
     ABOVE PERSONS                                       (Intentionally omitted)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                             PF


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                        United States


--------------------------------------------------------------------------------
               7    SOLE VOTING POWER                            495,057

  NUMBER OF

   SHARES
               -----------------------------------------------------------------
               8    SHARED VOTING POWER                          600,689
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                       495,057

  REPORTING

   PERSON
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                     600,689
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

                                                                 600,689

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                 [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          5.2%



--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                   IN



--------------------------------------------------------------------------------

CUSIP No. 971892104                 Schedule 13D               Page 4 of 8 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS                                       TTMM, L.P.

     S.S. or I.R.S. IDENTIFICATION NO. OF
     ABOVE PERSONS                                       (Intentionally omitted)


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                                             WC


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware


--------------------------------------------------------------------------------
               7    SOLE VOTING POWER                            100,000

  NUMBER OF

   SHARES
               -----------------------------------------------------------------
               8    SHARED VOTING POWER                          0
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                       100,000

  REPORTING

   PERSON
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                     0
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORT PERSON

                                                                 100,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                 [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          0.8%



--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                   PN



--------------------------------------------------------------------------------

Item 1.  Security and Issuer

Wilshire Real Estate Investment Trust Inc.
Common Stock ($.0001 Par Value)

Wilshire Real Estate Investment Trust Inc.
1776 SW Madison Street
Portland, OR  97205

Item 2.  Identity and Background

         This Statement is being filed by: Andrew Wiederhorn, Tiffany Wiederhorn and TTMM, L.P. (the "Reporting Persons"). Andrew Wiederhorn has been the Chairman of the Board of Directors and Chief Executive Officer of Wilshire Financial Services Group Inc. since its formation in 1996. Andrew Wiederhorn has also been the Chairman of the Board of Directors, Chief Executive Officer, Secretary and Treasurer of Wilshire Real Estate Investment Trust Inc. since its formation in 1998. Tiffany Wiederhorn is Mr. Wiederhorn's spouse. TTMM, L.P. is a California limited partnership, which is engaged in making investments. Ivy Capital Partners, L.P., a California limited partnership is the general partner of TTMM, L.P. The Wiederhorn Family Limited Partnership, a California limited partnership is the general partner of Ivy Capital Parnters, L.P. Tiffany Wiederhorn is the general partner of the Wiederhorn Family Limited Partnership. Schedule A annexed hereto and incorporated by reference herein sets forth the addresses of the Reporting Persons.

         None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violations with respect to such laws.

         Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person.

         The filing of this Schedule 13D (including all amendments thereto) does not constitute an admission by any of the persons making this filing that such persons are a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act"). The Reporting Persons deny that they should be deemed to be such a "group", an such persons are making this filing only because they may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act.

Item 3.  Source and Amount of Funds or Other Consideration

         The source and amount of funds (including commissions) used by each of the Reporting Persons to acquire the shares of Common Stock reported in Item 5 below was as follows:


     Name                         Amount                   Source of Funds
     Andrew Wiederhorn            N/A                      N/A
     Tiffany Wiederhorn           $1,686,281               personal funds
     TTMM, L.P.                   $   375,000              working capital

Item 4.  Purpose of Transaction

         Each of the Reporting Persons purchased the shares of Common Stock owned by such Reporting Person for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Company's business. Each of the Reporting Persons intends to review his respective investment in the Issuer and may, depending in part upon the Issuer's course of action, seek to increase, decrease or dispose of his investment in the Issuer.

         Other than as described above, none of the Reporting Persons or to the best knowledge of TTMM, L.P., its general partner has any present plans or proposals which would relate to or would result in (a) the acquisition by any Reporting Person of additional securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer, (c) a sale or transfer of a material amount of the assets of the Issuer, (d) any change in the present board of directors or to fill any existing vacancies on the Issuer's board of directors, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to any of those enumerated above.
Item 4 disclosure provisions regarding any plans or proposals to make any changes in a company's investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940 are inapplicable.

         Notwithstanding anything contained herein, each of the Reporting Persons reserves the right, depending on other relevant factors, to purchase additional shares of Common Stock or to dispose of all or a portion of his or her holdings of Common Stock or change his or her intention with respect to any and all of the matters referred to in this Item 4.

Item 5.  Interest in Securities of the Issuer

         Set forth below is certain information concerning all transactions in the Common Stock in which the Reporting Persons have engaged during the past 60 days. All of such transactions were effected on NASDAQ- AMEX.


     Name                Transaction       Number of              Price Per
                         Date              Shares Purchased       Share
Tiffany Wiederhorn       2/2/99                1,500              2 15/16
                         2/3/99                  200              3
                         2/5/99                6,400              3
                         2/5/99                5,000              3 1/16
                         2/8/99                  500              3
                         2/8/99               40,000              3 1/16
                         2/9/99                1,300              3 3/16
                         2/9/99              235,000              3 3/16
                         3/16/99             205,157              3 3/4
TTMM, L.P.               3/16/99             100,000              3 3/4

         The ownership by the Reporting Persons of shares of Common Stock and the percentage of the outstanding shares of Common Stock represented thereby is as follows:


     Name                      Number of Shares                     Percentage
     Andrew Wiederhorn             600,689(1)                           5.2%
     Tiffany Wiederhorn            600,689(2)                           5.2%
     TTMM, L.P.                    100,000                              0.8%
---------
(1) Includes 595,057 shares of Common Stock owned by the other Reporting Persons. Andrew Wiederhorn shares voting and dispositive power with respect to the shares of Common Stock owned by the other Reporting Persons and may be deemed to be the beneficial owner of all such shares. Andrew Wiederhorn disclaims beneficial ownership of any of the shares of Common Stock owned by the other Reporting Persons. Also includes 5,632 shares of Common Stock owned by Andrew and Tiffany Wiederhorn's minor children. Andrew Wiederhorn shares voting and dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Andrew Wiederhorn disclaims beneficial ownership of such shares of Common Stock.
(2) Includes 100,000 shares of Common Stock owned by TTMM, L.P. Tiffany Wiederhorn shares voting and dispositive power with respect to the shares of Common Stock owned by TTMM, L.P. and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares of Common Stock. Also Includes 5,632 shares of Common Stock owned by Andrew and Tiffany Wiederhorn's minor children. Tiffany Wiederhorn shares voting and dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as described herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including, but not limited to any agreements concerning (i) transfer or voting of any securities of the Company,
(ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls, (vi) guaranties or profits, (vii) division of profits or loss or
(viii) the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

         Exhibit 1 - Joint Filing Agreement.

                        Signatures and Power of Attorney

         Know all men by these presents, that each person or entity whose signature appears below constitutes and appoints Andrew A. Wiederhorn his, hers or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign any and all amendments to this Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

         After reasonable inquiry and to the best of knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete and correct.

March 31, 1999                                   /s/ Andrew Wiederhorn
                                                 ------------------------------
                                                 Andrew Wiederhorn


March 31, 1999                                   /s/ Tiffany Wiederhorn
                                                 ------------------------------
                                                 Tiffany Wiederhorn


March 31, 1999                                   TTMM, LP

                                                 By: IVY CAPITAL PARTNERS, L.P.,
                                                     its general partner

                                                 By: WIEDERHORN FAMILY LIMITED
                                                     PARTNERHSIP, its general
                                                     partner

                                                 By: /s/ Tiffany Wiederhorn
                                                     --------------------------
                                                     Tiffany Wiederhorn,
                                                     its general partner

                                   Schedule A

                         Addresses of Reporting Persons


Andrew Wiederhorn
c/o Wilshire Financial Services Group Inc.
1776 SW Madison Street
Portland, OR 97205

Tiffany Wiederhorn
c/o Wilshire Financial Services Group Inc.
1776 SW Madison Street
Portland, OR 97205

TTMM, L.P.
1776 SW Madison Street
Portland, OR 97205

                                    Exhibit 1
                             Joint Filing Statement


         Each of the undersigned hereby agrees that the Schedule 13D, to which this Agreement is attached as Exhibit 1, and all amendments thereto may be filed on behalf of each such persons.


March 31, 1999                        /s/ Andrew Wiederhorn
                                      ---------------------------
                                      Andrew Wiederhorn


March 31, 1999                        /s/ Tiffany Wiederhorn
                                      ---------------------------
                                      Tiffany Wiederhorn


March 31, 1999                        TTMM, LP

                                      By: IVY CAPITAL PARTNERS, L.P.,
                                          its general partner

                                      By: WIEDERHORN FAMILY LIMITED
                                          PARTNERHSIP, its general partner

                                      By:/s/ Tiffany Wiederhorn
                                       Tiffany Wiederhorn, its general partner